                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          SCHEDULE 13D AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934

                                 SHELDAHL, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.25 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   822440 10 3
                                   -----------
                                 (CUSIP Number)

                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 24, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 5 pages)

                                  SCHEDULE 13D

                              CUSIP NO. 822440 10 3

------------------------------------------------------------- ------------------

(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   IRWIN L. JACOBS

------------------------------------------------------------- ------------------

(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     X
                                                              ------------------
                                                              (b)
------------------------------------------------------------- ------------------

(3) SEC use only..........................................

------------------------------------------------------------- ------------------

(4) Source of funds (see instructions)                        BK, 00
------------------------------------------------------------- ------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

------------------------------------------------------------- ------------------

(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    376,600

     (8) Shared voting power..............................          0

     (9) Sole dispositive power...........................    376,600

     (10) Shared dispositive power........................          0
------------------------------------------------------------- ------------------

(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       376,600

------------------------------------------------------------- ------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

------------------------------------------------------------- ------------------

(13) Percent of class represented by amount in Row (11)...    3.4%
------------------------------------------------------------- ------------------

(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

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                                  SCHEDULE 13D

                              CUSIP NO. 822440 10 3

------------------------------------------------------------- ------------------

(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   DANIEL T. LINDSAY

------------------------------------------------------------- ------------------

(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     X
                                                              ------------------
                                                              (b)
------------------------------------------------------------- ------------------

(3) SEC use only..........................................

------------------------------------------------------------- ------------------

(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

------------------------------------------------------------- ------------------

(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    208,500

     (8) Shared voting power..............................          0

     (9) Sole dispositive power...........................    208,500

     (10) Shared dispositive power........................          0
------------------------------------------------------------- ------------------

(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       208,500

------------------------------------------------------------- ------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

------------------------------------------------------------- ------------------

(13) Percent of class represented by amount in Row (11)...    1.9%
------------------------------------------------------------- ------------------

(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

                                  SCHEDULE 13D

                              CUSIP NO. 822440 10 3

------------------------------------------------------------- ------------------

(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   DENNIS M. MATHISEN

------------------------------------------------------------- ------------------

(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     X
                                                              ------------------
                                                              (b)
------------------------------------------------------------- ------------------

(3) SEC use only..........................................

------------------------------------------------------------- ------------------

(4) Source of funds (see instructions)                        PF, BK
------------------------------------------------------------- ------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

------------------------------------------------------------- ------------------

(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    527,401

     (8) Shared voting power..............................          0

     (9) Sole dispositive power...........................    527,401

     (10) Shared dispositive power........................          0
------------------------------------------------------------- ------------------

(11) Aggregate amount  beneficially  owned by each reporting
person.                                                            527,401

------------------------------------------------------------- ------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

------------------------------------------------------------- ------------------

(13) Percent of class represented by amount in Row (11)...            4.6%
------------------------------------------------------------- ------------------

(14) Type of reporting person (see instructions)..........              IN
------------------------------------------------------------- ------------------

(1) Includes (i) 292,683 shares of common stock issuable to Mr. Mathisen upon conversion of 1,800 shares of Series D Convertible Preferred Stock of Sheldahl, Inc. at the initial conversion price of $6.15 per share of common stock; (ii) 18,000 shares of common stock issuable to Mr. Mathisen upon exercise of outstanding warrants to purchase such common stock at a price of $7.6875 per share of common stock; (iii) 8,333 shares of common stock issuable to Mr. Mathisen upon exercise of an option to purchase such common stock at a price of $5.75 per share;
         (iv) 60,000 shares of common stock issuable to Mr. Mathisen upon conversion of 375 shares of Series E Convertible Preferred Stock of Sheldahl, Inc. at the initial conversion price of $6.25 per share of common stock; and (v) 3,750 shares of common stock issuable to Mr. Mathisen upon exercise of outstanding warrants to purchase such common stock at a price of $7.8125 per share of common stock.

                                  SCHEDULE 13D

                              CUSIP NO. 822440 10 3

------------------------------------------------------------- ------------------


(1) Names of reporting persons........ ......    MARSHALL FINANCIAL GROUP, INC.

I.R.S. Identification Nos. of above persons (entities only)     41-1624808

------------------------------------------------------------- ------------------

(2) Check the  appropriate  box if a member of a group  (see
instructions)                                                 (a)     X
                                                              ------------------
                                                              (b)
------------------------------------------------------------- ------------------

(3) SEC use only..........................................

------------------------------------------------------------- ------------------

(4) Source of funds (see instructions)                              WC, OO
------------------------------------------------------------- ------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

------------------------------------------------------------- ------------------

(6) Citizenship or place of organization..................       MINNESOTA
------------------------------------------------------------- ------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    65,000

     (8) Shared voting power..............................         0

     (9) Sole dispositive power...........................    65,000

     (10) Shared dispositive power........................         0
------------------------------------------------------------- ------------------

(11) Aggregate amount  beneficially  owned by each reporting
person.                                                       65,000

------------------------------------------------------------- ------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

------------------------------------------------------------- ------------------

(13) Percent of class represented by amount in Row (11)...    0.6%
------------------------------------------------------------- ------------------

(14) Type of reporting person (see instructions)..........    CO
------------------------------------------------------------- ------------------

INTRODUCTION

         The members of this Section 13(d) filing group (the "Reporting Persons") originally filed a Schedule 13D relating to Sheldahl, Inc. (the "Company") on September 21, 1998. The original filing was amended on October 20, 1998 and December 7, 1998. This filing is the third amendment to the original
Schedule 13D filing.

         The Reporting Persons' responses to items 1, 2, 3, 5 and 6 remain unchanged, and the Reporting Persons hereby restate the information contained in the original filing for those items.

ITEM 4.  PURPOSE OF TRANSACTION.

         In addition to the information previously reported in response to this item, on February 24, 2000 Irwin L. Jacobs wrote to Edward L. Lundstrom, Chief Executive Officer of the Registrant on behalf of the group, offering to purchase the Registrant for cash at a price of $8.50 per share. A copy of the proposal is attached as Exhibit B and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

         Exhibit B -- Letter to Edward L. Lundstrom from Irwin L. Jacobs, dated February 24, 2000.

                                   SIGNATURES

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  February 25, 2000

/s/ Irwin L. Jacobs
----------------------------------------
Irwin L. Jacobs

/s/ Daniel T. Lindsay
----------------------------------------
Daniel T. Lindsay

/s/ Dennis M. Mathisen
----------------------------------------
Dennis M. Mathisen


MARSHALL FINANCIAL GROUP, INC.

/s/ John A. Fischer
----------------------------------------
By:  John A. Fischer
Its: Executive Vice President

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING

         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Sheldahl, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

/s/ Irwin L. Jacobs                         MARSHALL FINANCIAL GROUP, INC.
-----------------------------------
Irwin L. Jacobs
                                            /s/ John A. Fischer
                                            ------------------------------------
/s/ Daniel T. Lindsay                       By:  John A. Fischer
-----------------------------------         Its:  Executive Vice President
Daniel T. Lindsay.


/s/ Dennis M. Mathisen
-----------------------------------
Dennis M. Mathisen

                                    EXHIBIT B

Irwin L. Jacobs

100 South Fifth Street
Suite 2500
Minneapolis, Minnesota 55402
Telephone:  612/337-1800
Fax: 612/337-1931

         February 24, 2000

                                      Via Facsimile (507) 663-8345 and Messenger
                                                         PERSONAL & CONFIDENTIAL

         Mr. Edward L. Lundstrom
         Chief Executive Officer
         Sheldahl, Inc.
         1150 Sheldahl Road
         Northfield, MN 55057

         Dear Mr. Lundstrom:

         As you know, our group of investors are the largest shareholders in the Company other than Molex. Frankly, we were shocked and dismayed by your announcement that discussions are underway to sell the balance of the Company to Molex at $7.75 per share. It is hard to understand how you could justify selling convertible preferred stock to Molex at $5.60 per common share several months ago if you now believe that $7.75 per share is a fair price. As far as we are concerned, this action is merely the latest indication of management's and the Board's disregard of their fiduciary obligations to the Company and its shareholders. We believe that the proposed sale to Molex is directly contrary to your obligations, and I might add Molex's obligations given its control position, to obtain the best and highest value for the Company for the benefit of "all" shareholders. We will not sit by and watch the Company be sold to an insider at a fire sale price.

         To that end, our group, through one or more of our affiliates, is prepared to enter into a definitive agreement to acquire Sheldahl at a price of $8.50 cash per share. The transaction would be subject to execution of a definitive transaction agreement and to the agreement by Molex and the Board of Directors to terminate the Exclusivity Agreement and the right of first refusal earlier granted to Molex. We will not agree to pay or allow the Company to pay to Molex expenses or the breakup fee provided for in the Exclusivity Agreement.

         We are prepared to move directly to a definitive agreement and to close pending satisfaction of customary conditions such as shareholder approval and HSR filings. We will meet with your Board and advisors at the earliest possible date to negotiate and execute a definitive agreement with due diligence to be completed prior to closing.

         We expect that our offer will be considered by the Board of Directors at the earliest possible time. You may call me at my office at (612) 337-1800.

         Very truly yours,

         /s/ Irwin L. Jacobs

         Irwin L. Jacobs

         ILJ:abh

         cc:      Dennis M. Mathisen
                  Daniel T. Lindsay